Mail Stop 4561

November 16, 2006

Mr. Michael P. Frawley
Chief Executive Officer
Frawley Corporation
5737 Kanan Rd PMB 188
Agoura Hills, CA 91301

  Re: **Frawley Corporation**
    Form 10-KSB for the Fiscal Year Ended December 31, 2005
    Form 10-QSB for the Quarterly Period Ended March 31, 2006
    Form 10-QSB for the Quarterly Period Ended June 30, 2006
    File No. 1-06436

Dear Mr. Frawley:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Robert F. Telewicz, Jr.
        Senior Staff Accountant